 Filed pursuant to Rule 253(g)(2)

File No. 024-10734

TerraCycle US Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated January 27, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained therein.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1714781/000110465920007210/tm205941d1_253g2.htm

More recent financial information about the company is available in its 2019 Annual Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1714781/000110465920053523/tm2017906d1_partii.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED JANUARY 27, 2020

THIS SUPPLEMENT IS DATED SEPTEMBER 11, 2020

TerraCycle US Inc. (the “company”) has determined to terminate the offering for its Class A Preferred Shares. No further subscriptions will be accepted for the current offering after September 30, 2020 (the “Termination Date”). Subscriptions in the offering will be accepted up to and including that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the company retains the right to continue the offering beyond the Termination Date, in its sole discretion.